UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G


UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

NEW YORK MORTGAGE TRUST, INC.
(Name of Issuer)

Common Stock, $0.01 Par Value
(Title of Class of Securities)

649604501
(CUSIP Number)

December 31, 2009
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1 Name of Reporting Person
Joseph A. Jolson

IRS Identification No. of Above Person


2 Check the Appropriate Box if a member of a Group
(a)  |_|
(b)  |_|

3 SEC USE ONLY

4 Citizenship or Place of Organization
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5 Sole Voting Power
634,734

6 Shared Voting Power
0

7 Sole Dispositive Power
634,734

8 Shared Dispositive Power
0

9 Aggregate Amount Beneficially Owned by Each Reporting Person
634,734

10 Check Box if the Aggregate Amount in Row (9) Excludes Certain
Shares |_|

11 Percent of Class Represented by Amount in Row 9
6.74%

12 Type of Reporting Person
IN


Item 1(a). Name of Issuer:
            NEW YORK MORTGAGE TRUST, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:
52 Vanderbilt Avenue, Suite 403
New York, New York 10017

Item 2(a). Names of Person Filing:
Joseph A. Jolson

Item 2(b). Address of Principal Business Office or, if none, Residence:
600 Montgomery Street, Suite 2000
San Francisco, CA  94111

Item 2(c). Citizenship:
            United States of America

Item 2(d). Title of Class of Securities:
            Common Stock, $0.01 par value.

Item 2(e). CUSIP Number:
            649604501

Item 3. Type of Reporting Person.
If this statement is filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or
(c), check whether the person filing is a:

	Not applicable.

Item 4. Ownership.
(a) Amount beneficially owned:
	634,734 Shares

(b) Percent of class:
	6.74%

(c) Number of shares as to which such person has:

	(i) Sole power to vote or direct the vote:
  	    634,734

	(ii) Shared power to vote or to direct the vote:
  	    0

	(iii) Sole power to dispose or direct the disposition of:
  	     634,734

	(iv) Shared power to dispose or to direct the disposition of:
  	     0

	Reference is made to those certain filings, as amended, on Schedule 13D by Harvest Capital Strategies LLC ("HCS") and JMP Group Inc. ("JMP Group"), on which HCS reports certain shares of the Issuer of which it is the beneficial owner by virtue of its status as an investment manager with discretion over certain accounts, and JMP Group reports certain shares of which it is the owner of record. HCS is a wholly-owned subsidiary of JMP Group.

	Reporting Person is Chairman of the board of directors and Chief
Executive
Officer of JMP Group. He is not a controlling shareholder of JMP Group. He is one of four members of JMP Group's investment committee and, as a result, does not control investment decisions regarding securities owned by JMP Group.

	Reporting Person is the Chairman and Chief Executive Officer of HCS. He does not own any equity securities of HCS. He is the officer of HCS to whom responsibility for portfolio management of two investment funds HCS manages (Harvest Opportunity Partners II, L.P. and Harvest Opportunity Partners Offshore
Fund, Ltd. (the "HOP Funds")) is currently assigned and is an investor in such funds. Other officers of HCS are responsible for portfolio management of other investment funds and vehicles (including Harvest Mortgage Opportunities Partners, L.P., in which he is an equity holder) that own shares of the Issuer reported on HCS' Schedule 13D. Reporting Person disclaims beneficial ownership as described herein of such holdings.

	Under the definition of "beneficial ownership" in Rule 13d-3 under the Securities Exchange Act of 1934, it is possible that Reporting Person and/or one or more other executive officers or employees of JMP might be deemed a "beneficial owner" of some or all of the Issuer's securities to which HCS' and JMP Group's Schedules 13D relate in that they might be deemed to share the power to direct the voting or disposition of such securities. Reporting Person disclaims such beneficial ownership, and the foregoing references to Schedules 13D filed by HCS and JMP Group shall not be deemed to constitute an admission that he is, for any purpose, the beneficial owner of any of the Issuer's securities other than the ones to which this Schedule relates. Further, Reporting Person disclaims any "group" status or shared investment control with respect to any securities held by any other person.


Item 5. Ownership of Five Percent or Less of a Class.
            Not applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.
            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security
Being Reported on by the Parent Holding Company.
            Not applicable.

Item 8. Identification and Classification of Members of the Group.
            Not applicable.

Item 9. Notice of Dissolution of Group.
            Not applicable.

Item 10. Certification.
            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Signature

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2010


By:  /s/ Joseph A. Jolson

Joseph A. Jolson, Individually